NO ACT

PE
4-26-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


12027049

May 10, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 5/10/12

Nathaniel P. Gallon
Wilson Sonsini Goodrich & Rosati
ngallon@wsgr.com

Re: NetApp, Inc.
Incoming letter dated April 26, 2012

Dear Mr. Gallon:

This is in response to your letter dated April 26, 2012 concerning the shareholder proposal submitted to NetApp by the United Brotherhood of Carpenters Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

May 10, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NetApp, Inc.
Incoming letter dated April 26, 2012

The proposal requests that the board audit committee prepare and disclose to shareholders an annual "Audit Firm Independence Report" that provides information specified in the proposal.

There appears to be some basis for your view that NetApp may exclude the proposal under rule 14a-8(i)(7), as relating to NetApp's ordinary business operations. In this regard, we note that while the proposal addresses the issue of auditor independence, it also requests information about the company's policies or practices of periodically considering audit firm rotation, seeking competitive bids from other public accounting firms for audit engagement, and assessing the risks that may be posed to the company by the long-tenured relationship of the audit firm with the company. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if NetApp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which NetApp relies.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Gallon, Nate [ngallon@wsgr.com]
Sent: Thursday, April 26, 2012 5:27 PM
To: shareholderproposals
Cc: Schnell, Douglas K.; Bochner, Steve
Subject: NetApp 14a-8 Letter
Attachments: Document.pdf

Ladies and Gentlemen:

Attached to this email is a notification by NetApp, Inc. of its intention to exclude a shareholder proposal made pursuant to Rule 14a-8 from its proxy materials for its 2012 Annual Meeting of Shareholders. As outside legal counsel to NetApp, we are sending this letter to you on our client's behalf.

Please do not hesitate to contact me if you have any questions or require additional information.

Thank you for your attention to this matter.

Nate Gallon

Nathaniel P. Gallon
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
phone: (650) 565-3591
fax: (650) 493-6811

WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

NATHANIEL P. GALLON
Internet: ngallon@wsgr.com
Direct Dial: (650) 565-3591

April 26, 2012

BY EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund Submitted to NetApp, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, NetApp, Inc., a Delaware corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the United Brotherhood of Carpenters and Joiners of America, on behalf of the United Brotherhood of Carpenters Pension Fund (the "Proponent"), from the proxy materials to be distributed by the Company in connection with its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB 14D"), we are emailing this letter to the Staff. Simultaneously, pursuant to Rule 14a-8(j), we are sending a copy of this letter to the Proponent as notice of the Company's intention to exclude the Proposal from the 2012 Proxy Materials. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax to the Company only. Also pursuant to Rule 14a-8(j), this letter is being filed no later than 80 calendar days before the Company files its definitive proxy statement and form of proxy.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Staff or the Commission. Accordingly, the Company is taking this opportunity to remind the Proponent that if it submits correspondence to the Staff or the Commission with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

1. The Proposal

The text of the resolution contained in the Proposal is set forth below:

> **Therefore, Be it Resolved:** That the shareholders of NetApp, Inc. request that the Board Audit Committee prepare and disclose to Company shareholders an annual Audit Firm Independence Report that provides the following:
>
> 1. Information concerning the tenure of the Company's audit firm if such information is not already provided, as well as the aggregate fees paid by the Company to the audit firm over the period of its engagement;
>
> 2. Information as to whether the Board's Audit Committee has a policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement, and if not, why;
>
> 3. Information regarding the mandated practice of lead audit partner rotation that addresses the specifics of the process used to select the new lead partner, including the respective roles of the audit firm, the Board's Audit Committee, and Company management;
>
> 4. Information as to whether the Board's Audit Committee has a policy or practice of assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company;
>
> 5. Information regarding any training programs for audit committee members relating to auditor independence, objectivity, and professional skepticism, and
>
> 6. Information regarding additional policies or practices, other than those mandated by law and previously disclosed, that have been

adopted by the Board's Audit Committee to protect the independence of the Company's audit firm.

A copy of the Proposal is attached as Exhibit A.

2. Bases for Exclusion

The Company hereby requests that the Staff concur in its view that it may exclude the Proposal from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations;
- Rule 14a-8(i)(10) because the Proposal is substantially implemented;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and materially false and misleading; and
- Rule 14a-8(c) because the Proposal contains multiple proposals.

3. Analysis

(a) *The Proposal May be Excluded from the 2012 Proxy Materials Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations*

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first is the recognition that certain tasks are so fundamental to management's ability to run a company on a day to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. In addition, the Commission has stated that when determining whether a shareholder proposal requesting the preparation of a report is excludable pursuant to Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report involves a matter of ordinary business [and] where it does, the proposal will be excludable." Exchange Act Release No. 20091

(August 16, 1983) (the "1983 Release") (noting that the Staff's prior position that proposals requesting reports on specific aspects of the company's business would not be excludable under ordinary business "raise[d] form over substance and render[ed] the provisions of [the predecessor to Rule 14a-8(i)(7)] largely a nullity").

The Proposal requests that the Audit Committee of the Company's Board of Directors (the "Audit Committee") prepare an annual report relating to the Company's relationship with its independent auditors. As the Proponent is undoubtedly aware, it is well established that the selection and management of a company's independent auditors, as well as management of the independent auditors' engagement, are matters relating to the company's ordinary business operations. *See, e.g.*, *ConocoPhillips* (publicly available January 13, 2012) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting an audit firm rotation policy because it relates to the company's ordinary business operations, and noting that "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under Rule 14a-8(i)(7)"); *ITT Corp.* (publicly available January 13, 2012) (same); *AT&T Inc.* (publicly available January 5, 2012) (same); *Hess Corp.* (publicly available January 5, 2012) (same); *Duke Energy Corp.* (publicly available January 5, 2012) (same); *Dominion Resources Inc.* (publicly available January 4, 2012) (same); *General Dynamics Corp.* (publicly available January 4, 2012) (same); *The Dow Chemical Co.* (publicly available January 4, 2012) (same); *American Electric Power Co., Inc.* (publicly available January 4, 2012) (same); *Prudential Financial, Inc.* (publicly available January 4, 2012) (same); *Sprint Nextel Corp.* (publicly available December 28, 2011) (same); *Baker Hughes Inc.* (publicly available December 27, 2011) (same); *General Electric Co.* (publicly available December 23, 2011) (same); *Alcoa Inc.* (publicly available December 23, 2011) (same); *U.S. Bancorp* (publicly available December 16, 2011) (same); *Stanley Black & Decker, Inc.* (publicly available December 15, 2011) (same); *The Walt Disney Co.* (publicly available November 23, 2011, reconsideration denied December 20, 2011) (same); *Hewlett Packard Co.* (publicly available November 18, 2011, reconsideration denied December 16, 2011) (same); *Deere & Co.* (publicly available November 18, 2011, reconsideration denied December 12, 2011) (same).[1]

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1 The Staff's view that proposals seeking rotation, or limitation on the term of engagement, of a company's independent auditors are excludable pursuant to Rule 14a-8(i)(7) is hardly new. *See, e.g.*, *JPMorgan Chase & Co.* (publicly available March 5, 2010) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal seeking a limitation of the engagement of the company's independent auditors to five years); *Masco Corporation* (publicly available January 13, 2010) (same); *El Paso Corp.* (publicly available February 23, 2005) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years); *Kimberly-Clark Corp.* (publicly available December 21, 2004) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting that the board of directors take the necessary steps to

The Proponent has demonstrated its strong interest in the issue of auditor rotation by submitting 12 of the 19 proposals that were subject to the above-referenced granted no-action requests this proxy season. Following the Staff's consistent decision to permit the exclusion of these shareholder proposals on the basis that they relate to a company's ordinary business operations (in addition to no less than three denials of the Proponent's request for reconsideration of that decision), the Proponent now attempts to make an end run around the Staff's determination by recasting its auditor rotation proposal as a proposal calling for the preparation of a report to shareholders regarding the Company's independent auditors and the management of its engagement thereof.[2] However, as the 1983 Release makes abundantly clear, a shareholder proposal requesting a report involving a matter of ordinary business is excludable pursuant to Rule 14a-8(i)(7).

In addition to attempting to evade both the 1983 Release and each of 19 granted no-action requests from this proxy season alone, the Proponent would have the Staff ignore almost a decade of settled precedent specifically related to the preparation of reports about the management of the engagement of a company's independent auditors. In both *General Electric Co.* (publicly available January 28, 2003) and *Loews Corp.* (publicly available January 28, 2003), the Staff concurred with the exclusion of a shareholder proposal requesting that management prepare a report regarding (i) the number of consecutive years of service by the independent auditor and (ii) if in excess of five consecutive years, a clear justification for the retention of the same audit firm for such extended period. In both cases, the Staff concurred with the exclusion of the shareholder proposal pursuant to Rule 14a-8(i)(7) and found that it "relat[ed] to [the company's] ordinary business operations (i.e., disclosure of the method of selecting independent auditors)." The Proposal seeks a report concerning this same information (see Item 1, Item 2 and Item 4 of the Proposal). The Company submits that the reasoning supporting the Staff's decisions in *General Electric* and *Loews* is equally applicable to the Proposal and, if

---

ensure that the company will rotate its auditing firm every five years); *The Allstate Corp.* (publicly available February 5, 2003) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting that the board of directors initiate processes to amend the company's governing instruments to provide for the engagement of a new independent auditor every four years); *WGL Holdings, Inc.* (publicly available December 6, 2002) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting that the board of directors adopt a policy of selecting a new independent auditor at least every five years); *Transamerica Corp.* (publicly available March 8, 1996) (concurring with the exclusion pursuant to the predecessor to Rule 14a-8(i)(7) of a shareholder proposal requesting that the board of directors take the necessary steps to amend the company's governing instruments to provide for rotation of the independent auditor every four years).

2 The Proponent has submitted an identical shareholder proposal to Dell Inc. (incoming letter dated March 2, 2012), Xilinx, Inc. (incoming letter dated March 9, 2012), McKesson Corporation (incoming letter dated March 26, 2012) and Computer Sciences Corporation (incoming letter dated March 30, 2012).

anything, has only been buttressed by the Staff's recent decisions permitting the exclusion of auditor rotation proposals on ordinary business grounds.

The Company urges the Staff to reject any argument by the Proponent that the Proposal merely provides for enhanced disclosure regarding the factors that the Audit Committee considers in respect of its engagement of the Company's independent auditors and is therefore less intrusive on the management of that engagement than, for example, a proposal mandating auditor rotation. The Proponent's substantial history of submitting auditor rotation proposals clearly indicates that the Proponent is supremely interested in seeing companies adopt some form of independent auditor rotation. The Company believes that the Proponent will seek to use the results of the "Audit Firm Independence Report" required by the Proposal—regardless of what that report actually says—as a lever to attempt to force some type of auditor rotation on companies outside of the Rule 14a-8 process (e.g., through public letters criticizing the practices described in the report). In the Company's view, the Staff should not permit the Proponent to engage in this type of abuse of the shareholder proposal system in furtherance of an ulterior motive.[3]

Separate from the fact that the Proposal requests a report on a matter of ordinary business, the Company notes that it is subject to the requirements of both Rule 10A-3 promulgated under the Exchange Act and Rule 5605(c)(2)(A) of The NASDAQ Stock Market. Rule 10A-3(b)(2) provides that the Audit Committee "must be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged [by the Company] ... for the purpose of preparing or issuing an audit report ... and each such registered public accounting firm must report directly to the" Audit Committee, while Rule 5605(c)(2)(A) requires the Audit Committee's charter to specify all audit committee responsibilities set forth in Rule 10A-3(b)(2). These rules recognize that the selection and oversight of the Company's independent auditors is an appropriate matter for the Audit Committee and provide no mechanism for participation by the Company's shareholders in this process. Indeed, the Audit Committee's charter explicitly provides that the Audit Committee is "directly responsible for the appointment, compensation, retention, termination and oversight of the work of the Company's independent auditors … [and has] ultimate authority to approve all engagement fees and terms." Accordingly, by law and pursuant to its charter, the Audit Committee is responsible for the appointment and oversight of the Company's independent

[3] To the extent that the Proponent is actually interested in seeing companies provide enhanced disclosure regarding their policies and procedures concerning their independent auditors, the proper avenue to achieve that result is to bring the matter to the attention of the Staff and the Commission for future rulemaking. In that way, the disclosure that the Proponent seeks would be universally applicable to all public companies registered pursuant to the Exchange Act, rather than only those companies targeted by the Proponent.

auditors, and in so doing it adopts policies and practices relating to, among other things, periodic rotation of audit firms, the solicitation of competitive bids, the rotation of the lead audit partner and other matters involving auditor independence.

In selecting the Company's independent auditors, the Audit Committee considers numerous complex factors and applies its expertise and business judgment. When evaluating potential audit firms, the Audit Committee considers such firm's (i) experience and expertise in the Company's industry; (ii) past experience and relationship with the Company (for both audit and non-audit services); (iii) reputation and integrity; (iv) performance in other engagements; and (v) fees and expenses, including taking into account the costs associated with changing audit firms. The Audit Committee must also consider the availability of a suitable alternative audit firm given the consolidation within the accounting industry, as well as whether such alternative firm has provided non-audit services to the Company that would impair its independence. The Proposal attempts to inject shareholders into the complex decisions that must be made by the Audit Committee as part of its mandate to engage and retain the Company's independent auditors. The Audit Committee alone has the requisite expertise in the selection and retention of audit firms, as well as access to the full set of information needed to manage the ongoing engagement of the Company's independent auditors, that is necessary to make decisions regarding the selection of the independent auditors that are in the best interests of the Company and its shareholders. Neither the appointment of the Company's independent auditors nor the policies and practices adopted by the Audit Committee as part of its oversight of the Company's independent auditors are appropriate—or practical—subjects for direct shareholder involvement.

As the Staff is well aware, Section 203 of the Sarbanes-Oxley Act of 2002 mandated the rotation of lead audit partners and the concurring partner every five years. On January 28, 2003, the Commission adopted final rules implementing this requirement of the Sarbanes-Oxley Act. In adopting these rules, the Commission recognized the essential and primary role of the audit committee in managing the administration of the audit firm's engagement:

> Historically, management has retained the accounting firm, negotiated the audit fee, and contracted with the accounting firm for other services. Our proposed rules, however, recognized the critical role that audit committees can play in the financial reporting process and in helping accountants maintain their independence from audit clients. An effective audit committee may enhance the accountant's independence by, among other things, providing a forum apart from management where the accountants may discuss their concerns. It may facilitate communications among the board of directors, management, internal auditors and independent

> accountants. An audit committee also may enhance auditor independence from management by appointing, compensating and overseeing the work of the independent accountants.

Exchange Act Release No. 47265 (January 28, 2003). Clearly, the Commission recognized that the administration of an audit firm's engagement, including auditor independence and audit partner rotation, is a matter most appropriate for oversight by a company's audit committee. This administration can best be thought of as one of the core responsibilities of the audit committee of any public company; it is, by necessity, inextricably intertwined with an audit committee's (and a company's) ordinary business operations.

That the Proposal may relate, at least in part, to a risk assessment does not preclude reliance on Rule 14a-8(i)(7) for purposes of excluding the Proposal. Although in recent years the Staff has modified its approach with respect to the ability of companies to rely on Rule 14a-8(i)(7) as a basis to exclude shareholder proposals related to risk assessment, Section B of Staff Legal Bulletin No. 14E (CF) (October 27, 2009) makes clear that, in evaluating such shareholder proposals:

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk ... [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—*we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company* (emphasis added).

Consistent with this framework, the Staff has continued to concur in the exclusion of shareholder proposals seeking risk assessments when the subject matter concerns ordinary business operations. *See, e.g., Kraft Foods, Inc.* (publicly available February 23, 2012) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting a report detailing the ways in which the company assesses water risk to its agricultural supply chain because it related to "decisions relating to supplier relationships"); *The Boeing Company* (publicly available February 8, 2012) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting that the board of directors prepare a report disclosing its assessment of the financial, reputational and commercial effects of changes to tax laws and policies that pose risk to shareholder value); *Sempra Energy* (publicly available January 12,

2012, reconsideration denied January 23, 2012) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting an annual review and report of the company's management of political, legal and financial risks posed by the company's operations in "any country that may pose an elevated risk of corrupt practices" and noting that "although the proposal requests the board to conduct an independent oversight review of Sempra's management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters"); *Pfizer Inc.* (publicly available February 16, 2011) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting an annual assessment and report of risks created by actions the company takes to avoid or minimize U.S. federal, state and local taxes because it related to "decisions concerning the company's tax expenses and sources of financing"); *The TJX Companies, Inc.* (publicly available March 29, 2011) (same); *Amazon.com, Inc.* (publicly available March 21, 2011) (same); *Wal-Mart Stores, Inc.* (publicly available March 21, 2011) (same); *Lazard Ltd.* (publicly available February 16, 2011) (same).

One portion of the Proposal (Item 4) requests information on "assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company." However, the subject matter of that risk evaluation relates to the ordinary business of management of the Company's independent auditors and, as with the foregoing letters, is therefore excludable pursuant to Rule 14a-8(i)(7).

The Company also notes that even if a shareholder proposal touches upon a significant social policy issue, the Staff has concurred that such proposal is excludable in its entirety when it implicates ordinary business matters. For example, in *General Electric Co.* (publicly available February 3, 2005) and *Capital One Financial Corp.* (publicly available February 3, 2005), the Staff concurred that proposals relating to "the elimination of jobs within [the company] and/or the relocation of U.S.-based jobs by the Company to foreign countries" were excludable pursuant to Rule 14a-8(i)(7) as relating to "management of the workforce" even though the proposals also related to offshore relocation of jobs. *Cf. General Electric Co.* (publicly available February 3, 2004) (finding that a shareholder proposal addressing only the offshore relocation of jobs was not excludable pursuant to Rule 14a-8(i)(7)).

The Staff's consistent determination to permit the exclusion of shareholder proposals related to auditor rotation supports the Company's view that a shareholder proposal mandating the preparation of a report on the selection and management of a company's independent auditors does not present a significant social policy issue that would override the ordinary business aspects of such proposal. Accordingly, the Company urges the Staff to resist any attempt by the Proponent to recast its auditor rotation proposal as a broader social policy proposal requesting a report on audit firm independence. In the Company's view, the Proponent is engaged in a transparent attempt to circumvent the Staff's consistent conclusion that shareholder proposals related to the selection and retention of independent auditors—whether they relate to (i) the adoption of a policy on auditor rotation, (ii) the preparation of a report on auditor tenure or (iii) the preparation of a report on the selection and management of auditors—relate to a company's ordinary business operations—and not a significant social policy issue—and are therefore excludable pursuant to Rule 14a-8(i)(7).

For each of the foregoing reasons, the Company believes that the Proposal deals with a matter relating to the Company's ordinary business operations and is therefore excludable pursuant to Rule 14a-8(i)(7).

(b) *The Proposal May be Excluded from the 2012 Proxy Materials Pursuant to Rule 14a-8(i)(10) Because it has been Substantially Implemented*

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if it has already been substantially implemented by the company. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." 1983 Release; *see* Exchange Act Release No. 12598 (September 7, 1976). In other words, the actions requested by a shareholder proposal need not be "fully effected" so long as they have been "substantially implemented" by the company. *See* 1983 Release.

In applying this standard, the Staff has consistently concurred with the exclusion of shareholder proposals when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Exxon Mobil Corporation* (publicly available March 21, 2012) (concurring with the exclusion pursuant to Rule 14a-8(i)(10) of a shareholder proposal requiring executives to retain a significant percentage of stock acquired through the company's equity pay programs until one year following the termination of their employment and to report to shareholders regarding the policy and noting that the company's "policy compares favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal"); *Duke Energy Corp.* (publicly available February 21, 2012) (concurring with the exclusion pursuant to Rule 14a-8(i)(10) of a shareholder proposal requesting that an independent committee of the board of directors assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions, and noting that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal");

ConAgra Foods, Inc. (publicly available July 3, 2006) (concurring with the exclusion pursuant to Rule 14a-8(i)(10) of a shareholder proposal requesting a sustainability report where the company already published a sustainability report as part of its corporate responsibilities report); *Talbots, Inc.* (publicly available April 5, 2002) (concurring with the exclusion pursuant to Rule 14a-8(i)(10) of a shareholder proposal requesting that the company adopt a code of conduct based on International Labor Organization human rights standards where the company had already established its own business practice standards); *Nordstrom Inc.* (publicly available February 8, 1995) (concurring with the exclusion pursuant to the predecessor to Rule 14a-8(i)(10) of a shareholder proposal requesting that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); *Texaco, Inc.* (publicly available March 28, 1991) (concurring with the exclusion pursuant to the predecessor to Rule 14a-8(i)(10) of a shareholder proposal requesting that the company adopt the Valdez Principles where the company already had adopted policies, practices and procedures regarding the environment).

In addition, the Staff has concurred with the exclusion pursuant to Rule 14a-8(i)(10) of shareholder proposals where the company has satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. *See, e.g.*, *Masco Corp.* (publicly available March 29, 1999, reconsideration denied April 19, 1999) (concurring with the exclusion pursuant to Rule 14a-8(i)(10) of a shareholder proposal where the company adopted a version of the proposal with slight modifications and clarification as to one of its terms); *see also Exelon Corp.* (publicly available February 26, 2010) (concurring with the exclusion pursuant to Rule 14a-8(i)(10) of a shareholder proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company had adopted corporate political contribution guidelines); *Johnson & Johnson* (publicly available February 17, 2006) (concurring with the exclusion pursuant to Rule 14a-8(i)(10) of a shareholder proposal directing management to verify employment legitimacy of U.S. employees and terminating employees not in compliance where the company confirmed that it complied with existing federal law to verify employment eligibility and terminate unauthorized employees); *The Gap Inc.* (publicly available March 16, 2001) (concurring with the exclusion pursuant to Rule 14a-8(i)(10) of a shareholder proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs, and discussed child labor issues with shareholders).

The Staff has also found that a shareholder proposal was "substantially implemented" where a company has implemented parts, but not all, of a multifaceted proposal. *See The*

Columbia/HCA Healthcare Corp. (publicly available February 18, 1998) (concurring with the exclusion pursuant to the predecessor to Rule 14a-8(i)(10) of a shareholder proposal where the company took steps to partially implement three of the four actions requested by the proposal). Furthermore, the Staff has taken the position that if a major portion of a shareholder proposal may be omitted pursuant to Rule 14a-8(i)(10), then the entire proposal may be omitted. *See The Limited, Inc.* (publicly available March 15, 1996) (concurring with the exclusion pursuant to the predecessor to Rule 14a-8(i)(10) of a shareholder proposal requesting a report that describes the company's actions to ensure foreign suppliers meet basic standards of conduct where the company had already adopted guidelines requiring such compliance, despite the proponent's argument that such guidelines only addressed part of the proposal and overlooked the part relating to the explanation of how such matters are to be presented to or discussed by shareholders); *American Brands, Inc.* (publicly available February 3, 1993) (concurring with the exclusion of a shareholder proposal requesting a report on the company's tobacco and insurance businesses, where one of the four topics was found excludable pursuant to the predecessor to Rule 14a-8(i)(10) and another was excludable pursuant to the predecessor to Rule 14a-8 (i)(7)).

The Proposal requests that the Audit Committee prepare an annual report regarding various aspects of audit firm independence. This report would include information concerning audit firm tenure and audit fees paid by the Company, auditor rotation or competitive bids policies, lead audit partner rotation, risk assessment relating to audit firm tenure, training programs for audit committee members and any other policies relating to audit firm independence. As the Proponent admits in the supporting statement, the Proposal is designed to "give shareholders insight into the auditor-client relationship and efforts undertaken to protect auditor independence." The Company submits the ratification of the appointment of its independent auditors to shareholders for a vote at its annual meeting, and has done so at every annual meeting since at least 1996. The Company also discloses in its proxy statement specific information relating to the Company's independent auditors. In the proxy statement for its 2011 Annual Meeting of Stockholders, the Company disclosed:

- the aggregate fees billed by its independent auditors for the past two fiscal years (addressing the material portion of Item 1 of the Proposal as it relates to auditor independence);

- the Audit Committee's policies and procedures for the approval of audit, audit-related, tax and other services performed by the Company's independent auditors (addressing Item 4 and Item 6 of the Proposal); and

- the Audit Committee's consideration of whether the provision of non-audit services by the Company's independent auditors is compatible with maintaining the independent auditor's independence (addressing Item 4 and Item 6 of the Proposal).

In addition, the Audit Committee's charter expressly states that the Audit Committee:

- reviews, on an annual basis, the qualifications of the responsible partner or manager of the Company's independent auditors who is engaged on the Company's account (addressing Item 3 and Item 6 of the Proposal);

- reviews, on an annual basis, whether there are any expertise, personnel, reputation or other matters affecting the independence of the Company's independent auditors that have been brought to the Audit Committee's attention and that may affect the independent auditor's services to the Company (addressing Item 6 of the Proposal); and

- receives from the Company's independent auditors in connection with the audit of each fiscal year's financial statements a written disclosure and statement of all relationships between the independent auditors and the Company and discusses with the independent auditors any disclosed relationships or services that may impact the objectivity or independence of the auditors (addressing Item 4 and Item 6 of the Proposal).

The Company's exiting proxy disclosure, together with the information available in the Audit Committee's charter, describes the Company's policies and practices relating to audit firm independence and provides shareholders with meaningful insight into the Audit Committee's efforts to protect auditor independence. Accordingly, it is the Company's belief that it has substantially implemented the essential objective of the Proposal and the Proposal is therefore excludable pursuant to Rule 14a-8(i)(10).

(c) *The Proposal May be Excluded from the 2012 Proxy Materials Pursuant to Rule 14a-8(i)(3) Because it is Impermissibly Vague and Indefinite and Materially False and Misleading*

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that vague and indefinite proposals are inherently misleading and therefore excludable pursuant to Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires." Section B.4. of Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("'[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail'").

In this regard, the Staff has concurred with the exclusion of shareholder proposals with vague terms or references, including proposals requesting reports on various topics. In *Bank of America Corp.* (publicly available June 18, 2007), the Staff concurred with the exclusion of a shareholder proposal requesting a report "concerning the thinking of the Directors concerning representative payees" and the "standards for selection of these important people" because the proposal was impermissibly vague and indefinite. *See also AT&T Inc.* (publicly available February 16, 2010, reconsideration denied March 2, 2010) (concurring with the exclusion pursuant to Rule 14a-8(i)(3) of a shareholder proposal requesting a report on payments used for "grassroots lobbying communications"); *The Kroger Co.* (publicly available March 19, 2004, reconsideration denied April 21, 2004) (concurring with the exclusion pursuant to Rule 14a-8(i)(3) of a shareholder proposal seeking a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines); *Puget Energy, Inc.* (publicly available March 7, 2002) (concurring with the exclusion pursuant to Rule 14a-8(i)(3) of a shareholder proposal requesting that the company's board of directors take the necessary steps to implement a policy of "improved corporate governance").

The Proposal requests that the Audit Committee prepare an annual report regarding various aspects of audit firm independence. The supporting statement to the Proposal describes auditor independence as including "'the mindset with which the auditor must approach his or her duty to serve the public,'" with one measure of this mindset being the auditor's "ability to exercise 'professional skepticism,' [meaning] an attitude that includes a questioning mind." The very concept of attempting to distill an auditor's mindset, professional skepticism and attitude into a report—if these are even the right measures of auditor independence—is inherently vague and subject to varying interpretations. The Proposal provides the shareholders in voting on the Proposal, and the Company were it required to implement it, with absolutely no guidance as to what a report relating to such matters should include. Does an auditor's "professional skepticism" extend only to audit matters concerning the Company? Or should the Audit Committee examine the auditor's capacity for a "questioning mind" in all respects? And after investigation, what should be reported to shareholders in respect of the Audit Committee's review and evaluation of these matters? As with the vague and indefinite nature of the report in *Bank of America* relating to "thinking of Directors concerning representative payees," the Proposal's request for insight into the "auditor-client relationship" and matters relating to the auditor's mindset is vague and indefinite and likely subject to differing interpretations among the members of the Audit Committee, much less the shareholders in general. *Cf. NSTAR* (publicly available January 5, 2007) (concurring with the exclusion pursuant to Rule 14a-8(i)(3) of a shareholder proposal requesting "standards of record keeping of our financial records" where the company argued that "standards" and "financial records" were vague and indefinite).

Moreover, the Proposal fails to reconcile the thrust of the supporting statement, with its focus on an auditor's mindset, professional skepticism and attitude, with the six numbered items listed in the resolution portion of the Proposal, each of which focus on more technical aspects of the Company's relationship with its independent auditors, such as audit fees and training programs offered to members of the Audit Committee. A report on the former, aside from being difficult to implement given the vague and indefinite nature of these concepts, may look materially different from a report on the latter. As a result, shareholders voting on the Proposal may have—indeed, almost assuredly will have—different interpretations and expectations as to what the report will encompass. Further, no matter what action the Company takes to implement the Proposal, it is likely to be different, in potentially meaningful ways, from the actions envisioned by shareholders when voting on the Proposal. One of the central tenants of the Staff's views on Rule 14a-8 is that shareholders are entitled to know with precision what actions or measures the proposal will require if it is adopted. *See* Section B.4. of SLB 14B (noting that exclusion of a shareholder proposal may be appropriate where the proposal and the supporting statement, when read together, result in neither the stockholders voting on the proposal, nor the company in implementing it, being able to determine with any reasonable degree of certainty what actions or measures the proposal requires); *Fuqua Industries, Inc.* (publicly available March 12, 1991) (concurring with exclusion pursuant to the predecessor to Rule 14a-8(i)(3) of a shareholder proposal where the "meaning and application of terms and conditions ... in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"); *NYNEX Corp.* (publicly available January 12, 1990) (concurring with the exclusion pursuant to the predecessor to Rule 14a-8(i)(3) of a shareholder proposal that was "so inherently vague and indefinite" that any action by the company "could be significantly different from the action envisioned by the shareholders voting on the proposal"); *see also New York City Employees' Retirement Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) (shareholders "are entitled to know precisely the breadth of the proposal on which they are asked to vote"); *cf. Chesapeake Energy Corporation* (publicly available March 16, 2012) (finding that a shareholder proposal that included precise definitions of key concepts was not so inherently vague or indefinite as to be excludable pursuant to Rule 14a-8(i)(3)).

In addition to the divergence between the Proposal's supporting statement and operative text, the Proposal contains vague and overly broad requests for information and fails to provide guidance as to the specific policies or practices contemplated. For example, Item 6 of the Proposal contains a sweeping request for information regarding "additional policies or practices, other than those mandated by law and previously disclosed, that have been adopted by the Board's Audit Committee to protect the independence of the Company's audit firm." It is unclear what additional policies or practices the Proponent seeks beyond those that the Company has already disclosed, and no guidelines are provided to limit the scope of this information request. If the Proponent cannot identify with specificity the policies or practices contemplated by this request, neither the shareholders in voting on the Proposal, nor the Company were it required to implement it, will be able to do so. Another example is found in Item 5, which requests information regarding "any training programs for audit committee members relating to auditor independence, objectivity, and professional skepticism." It is far from clear what would constitute a training program for "objectivity" or "professional skepticism," or how the Company would report to shareholders on this training. Further, this request does not specify the time period that such information should cover and could even be read to be applicable to all training programs for Audit Committee members. These are just two examples of the broad and open-ended information requested by the Proposal. Given the inherent imprecision and ambiguity in the information requested by the Proposal, it is difficult—if not impossible—for shareholders and the Company to determine with any degree of certainty what must be addressed in nebulous "Audit Firm Independence Report" required by the Proposal. Accordingly, the Company believes that the Proposal is so inherently vague and indefinite that it is excludable pursuant to Rule 14a-8(i)(3).

The Proposal is also materially misleading because it fails to state that the preparation of the "Audit Firm Independence Report" could result in significant expense to the Company. As discussed above, the broad and open-ended nature of the report could result in a material burden to the Company, both in terms of dollars expended and in the need for the Board of Directors and the Company's management to devote significant time and attention to its preparation. In *Schering-Plough Corp.* (publicly available March 4, 1976), the Staff noted that a shareholder proposal requesting that a report regarding the company's position on drug labeling, among other things, could, without certain additional information, be misleading:

> Specifically, although the proposal deals with the preparation and issuance of a special report on a certain area of the company's business, it fails to discuss the cost of preparing such a report or whether any of the information to be included therein could be withheld in the event that disclosure thereof would harm the Company's business or competitive

> position. *In order that readers of the proposal not be mislead in this regard, it would seem necessary that these two important points be specifically dealt with.* For example, it might be stated that the cost of preparing the report shall be limited to a reasonable amount as determined by the board of directors, and that information may be withheld if the board of directors deems it privileged for business or competitive reasons" (emphasis added).

See also J.P. Stevens & Co., Inc. (publicly available January 9, 1976) (similar statement); *Occidental Petroleum Corp.* (publicly available April 11, 1978) (noting that the fact that preparation of a report could result in significant expense was material information and that failure to disclose such material information rendered the shareholder proposal "misleading in violation of Rule 14a-9 and, therefore, excludable pursuant to [the predecessor to Rule 14a-8(i)(3)]" unless it was revised). The Company submits that the Proposal's utter failure to even acknowledge the potential cost of preparing the requested report renders it materially misleading in violation of Rule 14a-9 and, therefore, excludable pursuant to Rule 14a-8(i)(3).

(d) *The Proposal May be Excluded from the 2012 Proxy Materials Pursuant to Rule 14a-8(c) Because it Contains Multiple Proposals*

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. This rule applies not only to proponents who submit multiple proposals as separate submissions for the same meeting, but also to proponents who submit a proposal with multiple elements as part of a single submission. In this regard, the Staff has concurred with the exclusion of shareholder proposals in reliance on Rule 14a-8(c) where the proponent's submission included separate and distinct matters. *See, e.g., Eaton Corp.* (publicly available February 21, 2012) (concurring with exclusion pursuant to Rule 14a-8(c) of a shareholder proposal relating to, and accounting for, sales to independent distributors, the method of reporting of corporate ethics, accounting practices relating to goodwill and other intangible assets, and concerns relating to operations in India, and noting that the proposal relating to the method of reporting corporate ethics "involves a separate and distinct matter" from the other proposals); *Streamline Health Solutions, Inc.* (publicly available March 23, 2010) (concurring with the exclusion pursuant to Rule 14a-8(c) of a shareholder proposal relating to the number of directors, director independence, the conditions for changing the number of directors and the voting threshold for the election of directors, and noting that the proposal relating to director independence "involves a separate and distinct matter" from the other proposals); *Parker-Hannifin Corp.* (publicly available September 4, 2009) (concurring with the exclusion pursuant to Rule 14a-8(c) of a shareholder proposal requesting that the board of directors institute a triennial executive pay vote program with three parts, with the first two parts relating to shareholder votes on executive compensation and the third part relating to a discussion forum on executive compensation policies and practices, and noting that the third part "involves a separate and distinct matter" from the first two parts).

The Staff has also recognized that shareholder proposals combining separate and distinct elements that lack a single, well-defined unifying concept are excludable even if the elements are presented as part of a single program and relate to the same general subject matter. *See, e.g., PG&E Corp.* (publicly available March 11, 2010) (concurring with the exclusion pursuant to Rule 14a-8(c) of a shareholder proposal requesting that, pending completion of certain studies, the company mitigate potential risks encompassed by such studies, defer requests for or expenditure of public or corporate funds for license renewal and not increase production of certain waste, despite the proponent's argument that the purpose of the proposal was to promote adherence to state laws regarding environmental, public health and fiscal policy matters relating to a particular nuclear plant); *Duke Energy Corp.* (publicly available February 27, 2009) (concurring with the exclusion pursuant to Rule 14a-8(c) of a shareholder proposal to impose director qualifications, limit director pay and disclose director conflicts of interest, despite the proponent's argument that all three elements related to "director accountability"); *American Electric Power Co., Inc.* (publicly available January 2, 2001) (concurring with the exclusion pursuant to Rule 14a-8(c) of a shareholder proposal to limit the term of director service, require at least one board meeting per month, increase the retainer paid to directors and hold additional special board meetings when requested by the chairman or any other director, despite the proponent's argument that all of the requested actions were about the "governance of [the company]").

The Proposal, although framed as a single report relating to audit firm independence, contains multiple separate and distinct matters in violation of the one proposal limit of Rule 14a-8(c). Specifically, the Proposal requests a report on no less than six separate and distinct matters: (i) audit firm tenure and audit fees paid by the Company; (ii) auditor rotation or competitive bids policies; (iii) lead audit partner rotation; (iv) risk assessment relating to audit firm tenure; (v) training programs for audit committee members; and (vi) any other policies relating to audit firm independence. To cite just one of a multitude of examples, a report concerning "training programs for audit committee members" involves an entirely separate and distinct matter from information regarding audit fees paid by the Company. Consistent with *PG&E, Duke Energy* and *American Electric Power*, the fact that these separate matters may ostensibly relate to the same general subject matter does not change the fact that the information requested concerns separate and distinct issues on which shareholders may have differing views. For example, a shareholder may be in favor of additional disclosure regarding the Audit Committee's consideration of lead audit partner rotation but against additional disclosure about training programs attended by Audit Committee members. As drafted, under the guise of a report on auditor independence, the Proposal impermissibly presents shareholders with an "all or nothing" choice pursuant to which they may only cast one vote in respect of what are at least six separate proposals. In the Company's view, this clear violation of Rule 14a-8(c) renders the proposal excludable.

4. Conclusion

The Company requests that the Staff concur with its view that, for the reasons stated above, it may exclude the Proposal from the 2012 Proxy Materials.

* * *

Should the Staff require any additional information in support of the Company's position, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter, or my partner, Steven E. Bochner, at (650) 354-4110 or sbochner@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Nathaniel P. Gallon

Enclosures

cc: Matthew Fawcett, Esq., NetApp, Inc.
Edward J. Durkin, United Brotherhood of Carpenters and Joiners of America
(by email: edurkin@carpenters.org)
Douglas J. McCarron, United Brotherhood of Carpenters and Joiners of America
(by fax: (202) 547-8979)

Exhibit A


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-547-8979

■DATE
Thursday, March 01, 2012

■TO
Matthew Fawcett
Senior Vice President, General Counsel
And Corporate Secretary
NetApp, Inc

■SUBJECT
Carpenter Pension Fund Shareholder Proposal

■FAX NUMBER
408-716-2494

■FROM
Ed Durkin

■NUMBER OF PAGES (Including This Cover Sheet)
4

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 408-716-2494]

March 1, 2012

Matthew Fawcett
Senior Vice President,
General Counsel and Secretary
NetApp, Inc.
495 East Java Drive
Sunnyvale, California 94089

Dear Mr. Fawcett:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the NetApp, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of auditor independence, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 4,749 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Audit Firm Independence Report Proposal

Auditor independence is the foundation for investor confidence in financial reporting. The Public Company Accounting Oversight Board (PCAOB) describes auditor independence as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," an attitude that includes a questioning mind and a critical assessment of audit evidence. An auditor must conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

In a system in which corporate audit clients pay for-profit accounting firms to audit their financial statements, every effort must be made to protect auditor independence. Long-term auditor-client relationships are common, with the average auditor tenure at the largest 100 U.S. companies averaging 28 years, and 21 years at the 500 largest companies. Proxy data indicates that NetApp, Inc. ("Company") has retained Deloitte & Touche LLP as its outside auditor, and paid $32,861,223 in total fees to Deloitte & Touche over the last 10 years alone.

We believe the Board's Audit Committee, whose members have a principal responsibility to protect auditor independence, should provide shareholders an annual Audit Firm Independence Report to give shareholders insight into the auditor-client relationship and efforts undertaken to protect auditor independence.

Therefore, Be it Resolved: That the shareholders of NetApp, Inc. request that the Board Audit Committee prepare and disclose to Company shareholders an annual Audit Firm Independence Report that provides the following:

1. Information concerning the tenure of the Company's audit firm if such information is not already provided, as well as the aggregate fees paid by the Company to the audit firm over the period of its engagement;

2. Information as to whether the Board's Audit Committee has a policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement, and if not, why;

3. Information regarding the mandated practice of lead audit partner rotation that addresses the specifics of the process used to select the new lead partner, including the respective roles of the audit firm, the Board's Audit Committee, and Company management;

4. Information as to whether the Board's Audit Committee has a policy or practice of assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company;

5. Information regarding any training programs for audit committee members relating to auditor independence, objectivity, and professional skepticism, and

6. Information regarding additional policies or practices, other than those mandated by law and previously disclosed, that have been adopted by the Board's Audit Committee to protect the independence of the Company's audit firm.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 408-716-2494]

March 8, 2012

Matthew Fawcett
Senior Vice President,
General Counsel and Secretary
NetApp, Inc.
495 East Java Drive
Sunnyvale, California 94089

RE: Shareholder Proposal Record Letter

Dear Mr. Fawcett:

Amalgamated Bank of Chicago serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 4,749 shares of NetApp, Inc. ("Company") common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of NetApp, Inc. stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chair
Edward J. Durkin